Mail Stop 3720

March 16, 2007

Mr. Ilan Kenig
President and Chief Executive Officer
Unity Wireless Corporation
7438 Fraser Park Drive
Burnaby, British Columbia, Canada

> RE: **Unity Wireless Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2006,**
> **June 30, 2006 and September 30, 2006**
> **File No. 000-30620**

Dear Mr. Kenig:

We have reviewed your supplemental response letter dated March 8, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated February 7, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Business combination, page 9

1.   We note your response to comment 1. Please clarify whether you intend to individually identify your intangible assets separate from goodwill, by major class.

3. Business combination, page 9

2.   We note your response to comment 2. Please explain to us in detail how you determined the fair value of the preferred shares that may be issued to current and former employees. In your response, please describe each of the assumptions made by management when estimating fair value and explain your basis for them.

Mr. Ilan Kenig
Unity Wireless Corporation
March 16, 2007
Page 2

3. Also regarding your response to comment 2, tell us the vesting period utilized for recognizing the compensation and explain to us how it was determined.

8. Convertible debentures, page 16

4. We note your response to comment 3. Please tell us how you intend to classify your convertible debentures and warrant and conversion feature liability between current and non-current in your restated financial statements and explain to us your rationale for this presentation. Include a detailed reconciliation of your current and non-current debenture balances at September 30, 2006.

5. It appears that there may be liquidated damages and other potential remedies related to your February 2006 financing in the event that additional shares are not approved within a number of days, which is outside of your control. Please provide disclosure of these and other significant clauses in the notes to your financial statements.

Form SB-2/A filed January 30, 2007

6. Please also comply with our comments in your Form SB-2/A, as applicable.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director